Empire Energy Corporation International

4500 College Blvd., Suite 240

Leawood, KS 66211

913-663-2310  fax 913-663-2239

July 22, 2009

H. Roger Schwall, Assistant Director

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:

Empire Energy Corporation International

Registration Statement on Form S-1

Filed June 2, 2009

File Number 333-159680

Dear Mr. Schwall:

We have reviewed your comments sent June 30, 2009 regarding our recent S-1 filing and are returning our written responses.  We look forward to any additional comments you may have and look forward to working with you to meet our disclosure requirements and enhance the overall disclosure in our filings.

Your comments and our responses are as follows:

General

1.

We note numerous inconsistencies regarding the description of this rights offering, including, but not limited to, the following:

• Your rights offering relates to the sale of common stock by the Company to certain shareholders of record; however, “selling shareholders” are mentioned throughout the registration statement;

• Your table of contents refers to “Principal and Selling Stockholders”;

• The paragraph immediately following the table of contents on page 5 refers to selling stockholders and underwriters;

• Your “Plan of Distribution” on page 38 refers to selling stockholders throughout and does not appear to relate to this rights offering; and,

• The first paragraph under “Underwriting” on page 42 states that “[t]he Company is undertaking this offering without the assistance of underwriters….” In the immediately following paragraph, under “Commissions and Discounts”, you refer to underwriters advising “[the Company] and the selling stockholders”, and to underwriters offering the shares to the public and to dealers.

Please explain these and all related inconsistencies to us. In your next amendment, revise your registration statement accordingly.

Response:

We have reviewed each of these drafting inconsistencies and the remaining document and revised the document accordingly.  Revisions are marked on the document sent for your review.

The Offering, page 6

2.

Indicate when the Board decided to conduct the Rights Offering. Address also why you selected a record date of December 18, 2008, which was almost six months prior to the filing of the registration statement.

3.

Indicate the price of your common stock on the record date and on the .date that the Board decided to conduct the Rights Offering. Explain how you determined the exercise price.

4.

Tell us whether us any of your principal shareholders have indicated that they intend to oversubscribe and, if so, if they have indicated the amount of shares that they would offer to acquire.

Response:

We have added the following additional description to this section to address these comments.  The delay in filing the registration statement was a result of the time required to clear existing review comments, amend filings, complete current filings and prepare an appropriate document.

The board of directors decided to conduct the Rights Offering on November 22, 2008 and set a Record Date approximately four weeks in the future, December 18, 2008.  The offering price of $0.07 per share was set by the board at a price approximately half of the average closing market price of Empire common stock over the preceding 120 days.  Market price of Empire common stock closed at $0.06 on November 22, 2008, the date of the board decision to conduct the rights offering.  Market price of Empire common stock closed at $.04 on the Record Date, December 18, 2008.  Malcolm Bendall, Chairman and Chief Executive Officer of Empire, has indicated that he intends to oversubscribe to this Rights Offering and acquire any and all shares not subscribed by other Rights holders.

At the time the decision was made to conduct the Rights Offering, the Company had open comments from the routine review by the Securities and Exchange Commission of its recent periodic filings.  As a result of the review, on March 27, 2009, the Company amended its Form 10K filing for the year ended December 31, 2007 and its Form 10Q filings for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008.  The Company subsequently filed Form 10K for the year ended December 31, 2008 on April 16, 2009 and Form 10Q for the period ended March 31, 2009 on May 20, 2009.

This registration statement was completed and initially filed with the SEC June 2, 2009.

Security Holders. page 38

5.

In the first paragraph, you refer to the “number of shares each stockholder is offering by this prospectus”. Please explain this reference to us or revise the registration statement accordingly.

6.

We note the designation of footnotes (1) and (2) in the table; however, there is no corresponding text. Please revise accordingly.

Response:

We have revised this section add clarity and eliminated the note references.

The following table sets forth the shares owned, as of the Record Date, by the stockholders holding Rights to the offering contemplated by this prospectus, the number of shares the Rights holders may acquire and the number of shares that the Rights holders in total would own if all such offered shares are acquired.

Exhibit 5.1

7.

Your draft legality opinion refers to “Resale Shares”. Please explain this reference to us, or revise your opinion accordingly.

Response:

The opinion draft has been revised and is included with the marked copy for your review.

Closing Comments

We have amended the registration statement in response to these comments and will provide a marked copy along with this letter to expedite your review.

We hope this response is adequate to satisfy your comments.  Please contact us if further information or clarification is required.

Sincerely,

/s/ John Garrison

Mr. John Garrison

Chief Financial Officer

Empire Energy Corporation International

4500 College Blvd., Suite 240

Leawood, KS 66211

cc:

Via Facsimile

Roger V. Davidson, Esq.

(303) 415-2500

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